SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Martine Turcotte
Martine Turcotte
Chief Legal Officer Date: March 30, 2007

News Release

For immediate release

BCE

MONTREAL, Quebec, March 29, 2007 - At the request of the TSX Market Regulation Services, BCE today issued a statement to confirm the fact that there are no ongoing discussions being held with any private equity investor with respect to any privatization of the Company or any similar transaction. BCE further stated the company has no current intention to pursue such discussions.

As per the Company policy, BCE will not comment further on rumours and speculation.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in Bell Globemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

For media inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca